Exhibit 99.1

Newegg Reaffirms Its Full-Year 2021 Financial Forecast,

Opens Limited Trading Window for Restricted Shares

November 29, 2021 – Los Angeles, CA – Newegg Commerce, Inc. (NASDAQ: NEGG), a leading tech-focused North American e-retailer, today reaffirmed its previously issued financial forecasts for the fiscal year ending December 31, 2021, as well as the launch of several operating initiatives to better serve its customers, the grant of restricted stock units to key employees, a new employment agreement for its Chief Executive Officer, and the opening of a limited trading window for its restricted shares.

Reaffirms Full-Year 2021 Financial Forecast

Newegg currently expects to have a favorable holiday season with strong financial performance for the fourth quarter of 2021. Newegg reaffirmed its previously announced full-year 2021 guidance, reflecting consistent expectations of demand and profitability relative to its previous guidance. For the full year 2021, Newegg expects to achieve net sales of approximately $2.4 billion (similar to its previously announced guidance of net sales of approximately $2.4 billion) and net income of between $36.3 million and $40.3 million (slightly higher than its previously announced guidance of net income of between $36.1 million and $40.1 million).

Newegg’s CEO, Anthony Chow noted, “I am very pleased with Newegg’s strong year-to-date performance, which is a testament to the successful execution of our strategy focusing on profitable growth. This performance is in line with our expectations, and we have laid the foundation for a strong fourth quarter.”

Robert Chang, the Company’s Chief Financial Officer, commented, “We expect to see continued strength in customer demand for technology products and anticipate a favorable holiday season. We are confident that, with our year-to-date financial performance combined with our positive outlook for the remainder of the year, we are on track to hit our previously announced financial and growth metrics for the year 2021.”

Mr. Chow continued, “Since the beginning of the pandemic, similar to many businesses in our industry, we were and continue to be affected by global supply chain challenges. The disruption in the global supply chain has directly affected our vendors by putting pressure on their profit margins. We worked hard to optimize our relationships and create mutual trust with our vendors, as well as offer them logistical and marketing support to motivate them to put more of their products on the Newegg platform. On the other hand, disruption in global supply impacted consumer prices due to higher shipping costs, slower deliveries, and higher labor and raw material costs. Our team navigated through these challenges and, due to strong relationships we established with our vendors over the last two years, we continue to offer our customers a wide range of products at affordable prices.”

Newegg has invested in new talent and technology to expand and improve its customer experience. The Company recently launched several programs to better serve its global clientele, including:

-	Opened two new distribution centers in Atlanta, GA and Ontario, CA, with more than 200,000 and 240,000 square feet of capacity, respectively. These new facilities are important distribution points enabling Newegg to quickly and efficiently fulfill orders and meet growing demand from customers throughout the United States.

-	Initiated a same-day delivery service to Southern California customers via Newegg’s growing Newegg Express delivery service, with no membership or minimum order required.

-	Piloted Newegg Live, its first app-based livestreaming platform that allows customers to interact with hosts while securing exclusive real-time deals available only on the app during the livestream, to hear expert opinions, to engage with those experts by asking questions, and to comment and react in real time using features built directly into the Newegg mobile app.

-	Launched the Black Friday Price Protection program ahead of an early holiday shopping season, offering price protection on select Black Friday deals to reward shoppers by automatically refunding the price difference if purchased products drop in price.

Newegg also dedicated significant resources to improve, optimize and expand its vendor relationships. For example, Newegg signed an agreement with PromoteIQ, a leading retail media platform that enables vendor-direct sellers to promote products to in-market shoppers to increase sales in real time. The partnership with PromoteIQ provides Newegg’s vendor-direct sellers with even greater control over how to promote their brands on Newegg.com.

Mr. Chow concluded, “We remain committed to delivering best-in-class services to our customers and providing our partners with innovative and cost-effective ways to increase their sales.”

Restricted Stock Unit Grants and 2021 Equity Incentive Plan

Newegg approved the grant of 7.4 million restricted stock unit awards to its executive officers and key employees. These grants vest over four years, with 25% vesting on the one-year anniversary of grant, and the remainder vesting monthly over the following three years, such that they will be fully vested after four years. The grants total approximately 2% of the current outstanding share count for Newegg. One half of the grants, or 3,687,450 RSUs, were granted to the company’s Chief Executive Officer, Anthony Chow. The remaining executives received grants as follows: 280,000 RSUs awarded to Newegg’s Chief Operating Officer, Jamie Spannos, 150,000 RSUs to Chief Financial Officer, Robert Chang, 150,000 RSUs to Chief Technology Officer, Montaque Hou, and 100,000 RSUs to Chief Legal Officer, Brian Waters. The remaining 3,007,450 RSUs were granted or reserved for 252 other key employees or expected new hires.

All grants were made pursuant to a newly adopted 2021 Equity Incentive Plan, which has authorized shares under the plan of 7.4 million shares. After the RSU grant, there are no further shares available under the 2021 Equity Incentive Plan.

Chief Executive Officer Employment Agreement

Newegg’s compensation committee and board also approved a new employment agreement for its Chief Executive Officer, Anthony Chow. Under the terms of the agreement, Mr. Chow has a base salary of $1.1 million per year, and a target bonus of 160% to 200% of his base salary. The new employment agreement has a four-year term, and has guaranteed base salary compensation to Mr. Chow during the term, even if he is terminated during the term for any reason other than for cause.

If Mr. Chow is terminated other than for cause, he also gets severance of one year’s base salary plus an annual bonus equal to the average of the prior three years’ annual bonuses at the time of termination. These severance amounts are in addition to the guaranteed base salary for Mr. Chow for the remainder of the term of his employment agreement. In addition, any unvested equity incentive awards that are outstanding and due to be vested within one year of his termination are subject to accelerated vesting, if he is terminated other than for cause.

If that termination (other than for cause) occurs in the context of a change in control of Newegg, then Mr. Chow is entitled to two years’ base salary plus an annual bonus equal to the average of the prior three years’ annual bonuses, at the time of termination. In addition, all unvested equity incentive awards that are outstanding and unvested at the time of his termination, are subject to accelerated vesting, if he is terminated other than for cause in the context of a change in control of Newegg.

Temporary, Limited Trading Window for Restricted Shares

Currently, approximately 365 million of the Company’s outstanding common shares remain subject to various transfer restrictions contained in Newegg’s Amended and Restated Shareholders Agreement dated October 23, 2020 (the “Shareholders Agreement”) or its 2005 Incentive Award Plan. In addition, all of the shares issuable under the 2005 Incentive Award Plan and the 2021 Equity Incentive Plan are also subject to various transfer restrictions set forth in those plans.

Over the next three weeks, beginning Tuesday, November 30, 2021 and ending Friday, December 17, 2021, inclusive of those dates (the “Trading Window”), the Company will allow a strictly controlled, temporary waiver of these transfer restrictions to enable limited trading of common shares by its employees, former employees, officers, directors, and stockholders who received restricted common shares of the Company as part of the merger between Newegg Inc. and Lianluo Smart Limited (the Company’s predecessor). Each such employee, former employee, officer, director, or stockholder, together with their respective affiliates, is referred to below as a “Restricted Holders.”

As of November 26, 2021, there were approximately 96 Restricted Holders, who will be limited to selling an aggregate of 1,575,463 shares during the Trading Window. The two largest Restricted Holders, Hangzhou Liaison Interactive Information Technology Co., Ltd., and Mr. Fred Faching Chang, will be limited to selling 408,750 and 245,250 shares, respectively, with daily sales limits of not more than the lesser of 5% of daily volume or 27,250 for Hangzhou Liaison Interactive Information Technology Co., Ltd., and the lesser of 3% of daily volume or 16,350 for Mr. Fred Faching Chang during the Trading Window. All other Restricted Holders will be limited to selling 921,463 shares in total, with daily sales limits from zero to 5,500 common shares per Restricted Holder per trading day, during the Trading Window. Newegg may decide to further limit, but not expand, the volume limitations imposed on such Restricted Holders in its sole discretion during the Trading Window based on prevailing market conditions and other factors. No sales would be allowed by the Restricted Holders when the NASDAQ stock market is closed (i.e., in after-hours trading). Based on recent historical trading volumes, the Company expects that aggregate sales by the Restricted Holders could comprise a material portion of the trading volume during the Trading Window; however, the actual number of common shares offered for sale by Restricted Holders is subject to their own discretion, within the limits described above, and could vary from the Company’s expectations.

The Trading Window provides Restricted Holders with the opportunity to obtain some liquidity for their common shares and vested stock options, while also gradually increasing the size of the public float for Newegg common shares.

After the Trading Window closes on December 17, all trading restrictions contained in the 2005 Incentive Award Plan, 2021 Equity Incentive Plan, and the Shareholders Agreement will be in full effect in accordance with their original terms and restrictions. However, the Company intends to allow Restricted Holders to adopt customary trading plans under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, subject to similar volume limitations described above. These plans will likely result in continued sales of the Company’s common shares into the public market after December 17, 2021.

About Newegg Commerce, Inc.

Newegg Commerce, Inc., headquartered in the City of Industry, California, is a leading tech-focused North American e-retailer and serves a global customer base throughout Europe, Asia Pacific, Latin America and the Middle East. Founded in 2001, the company offers direct sales and an online marketplace platform for PC and IT hardware, consumer electronics, automotive, gaming products and finished goods. Newegg also offers an extensive portfolio of technology, marketing, logistics and other partner services to help companies grow their business. For more information, please visit https://www.newegg.com/.

Forward-Looking Statements

This news release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinion, belief or forecasts of future events and performance. A statement identified by the use of forward-looking words including “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and certain of the other foregoing statements may be deemed forward-looking statements. Although Newegg believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company. The Company’s SEC filings are available at http://www.sec.gov.

FOR MORE INFORMATION, CONTACT:

Public Relations:

John Snedigar

Faultline Communications

john@faultlinecomms.com

408-705-7518

Investor Relations:

Lena Cati

The Equity Group Inc.

212-836-9611

lcati@equityny.com

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